HCSB Financial Corporation

5201 Broad Street

Loris, South Carolina 29569

(843) 756-6333

August 17, 2011

VIA EDGAR

Mr. Matt McNair

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	HCSB Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2010, Filed March 30, 2011 Form 10-Q for the Fiscal Quarter Ended March 31, 2011, Filed May 12, 2011 File No. 000-26995

Dear Mr. McNair:

I am writing in response to the comment letter from the U.S. Securities and Exchange Commission to HCSB Financial Corporation (the “Company”) dated August 5, 2011.  Due primarily to our focus on preparing the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which was filed on August 15, 2011, we respectfully request an extension until August 31, 2011 to respond to the staff’s comments.  Such an extension would permit the Company to fully develop responses to the comments and would allow additional time for review by the Company’s external advisors.

If you have any questions, please contact me at (843) 716-6407.

Sincerely,

/s/ Edward L. Loehr, Jr.
Edward L. Loehr, Jr.
Chief Financial Officer

cc:	James R. Clarkson, Chief Executive Officer
Benjamin A. Barnhill, Esq.
Elliott Davis, LLC